EXHIBIT 99.1

Yamana Gold Announces Voting Results From Annual Meeting of Shareholders

TORONTO, May 03, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) herein announces the results of the votes held at the annual meeting of shareholders for the election of directors, the appointment of auditors and the advisory resolution on executive compensation. Detailed results of the votes are presented below.

Voting results for the election of directors are as follows:

Nominee	Outcome of Vote	Votes By Ballot
		Votes For	Votes Withheld
John Begeman	Carried	423,197,912	37,850,384
		(91.79%)	(8.21%)
Christiane Bergevin	Carried	456,108,138	4,940,158
		(98.93%)	(1.07%)
Andrea Bertone	Carried	456,029,188	5,019,108
		(98.91%)	(1.09%)
Alexander Davidson	Carried	248,479,490	212,568,806
		(53.89%)	(46.11%)
Robert Gallagher	Carried	449,251,892	11,796,404
		(97.44%)	(2.56%)
Richard Graff	Carried	437,194,790	23,853,506
		(94.83%)	(5.17%)
Kimberly Keating	Carried	323,758,556	137,289,740
		(70.22%)	(29.78%)
Nigel Lees	Carried	300,136,942	160,911,354
		(65.10%)	(34.90%)
Peter Marrone	Carried	319,323,143	141,725,153
		(69.26%)	(30.74%)
Jane Sadowsky	Carried	454,033,130	7,015,166
		(98.48%)	(1.52%)
Dino Titaro	Carried	319,411,795	141,636,501
		(69.28%)	(30.72%)

Voting results for the appointment of Deloitte LLP as auditors are as follows:

Outcome of Vote	Votes By Show of Hands
	Votes For	Votes Withheld
Carried	610,108,783	15,769,367
	(97.48%)	(2.52%)

Voting results for the advisory resolution on executive compensation as described in the Company’s 2017 Information Circular are as follows:

Outcome of Vote	Votes By Ballot
	Votes For	Votes Against
Carried	251,211,413	209,836,879
	(54.49%)	(45.51%)

About Yamana

Yamana is a Canadian‐based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Steve Parsons
Senior Vice President, Investor Relations and Corporate Communications
416‐815‐0220
1‐888‐809‐0925
Email: investor@yamana.com